UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: July 22, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated July 21, 2003.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

      TORE I. SANDVOLD APPOINTED DIRECTOR OF
TEEKAY SHIPPING CORPORATION

Nassau, The Bahamas, July 21, 2003 — Teekay Shipping Corporation (NYSE:TK) — Teekay Shipping Corporation today announced that Mr. Tore I. Sandvold has accepted an invitation to join the Board of Directors of Teekay, effective immediately.

Mr. Sandvold has a wealth of experience in the oil and energy industry. He joined the Norwegian Ministry of Industry, Oil & Energy in 1973, serving in a variety of positions in the area of domestic and international energy policy. In 1987 he accepted a diplomatic posting as the Counselor for Energy in the Norwegian Embassy in Washington, D.C. In 1990 Mr. Sandvold became Director General of the Norwegian Ministry of Oil & Energy, with overall responsibility for Norway’s national and international oil and gas policy, a position he held until 2001. He subsequently served for two years as Chairman of the Board of Petoro, the Norwegian state-owned oil company that is the largest asset manager on the Norwegian continental shelf.

Through his company, Sandvold Energy AS, Mr. Sandvold now acts as advisor to companies and advisory bodies in the energy industry, including the major German gas company, Ruhrgas AG. Mr. Sandvold also serves on a number of boards, including Offshore Northern Seas, Ruhrgas Norge AS, Stavanger University College and the Energy Policy Foundation of Norway.

Mr. C. Sean Day, Chairman of Teekay’s Board, said, “Tore Sandvold has extensive knowledge of oil and gas activities on the Norwegian continental shelf where Teekay is the largest provider of shuttle tanker capacity through its Norwegian subsidiaries, Navion and UNS. His understanding of international energy policy issues will be invaluable as Teekay continues to pursue growth opportunities in Norway and around the world. We are very pleased that he is joining our Board.”

Teekay Shipping Corporation [“Teekay or the Company”] is the leading provider of international crude oil and petroleum product transportation services transporting more than 10 percent of the world’s sea-borne oil. Headquartered in Nassau, Bahamas, with offices in 12 countries, Teekay employs more than 4,200 seagoing and shore-based staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

For Investor Relations enquiries contact:
Jerome Holland
Tel: +1 (604) 844-6654

Web site: www.teekay.com